Exhibit 4.27

English Translation

EQUITY PLEDGE AGREEMENT

THIS EQUITY PLEDGE AGREEMENT (“this Agreement”) is made on June 8, 2011 in Changsha, the People’s Republic of China:

BY AND AMONG:

Pledgor: Dong Xu

ID Card Number: 110108196611048978

Address: A4-4A Cuihai Garden, Qiaoxiang Road, Futian District, Shenzhen

Pledgee: Changsha Little New Star Animation Digital Technology Co., Ltd. (“Animation Digital”)

Address: 3/F, Block 5, Xiangshu Yuan, 8 Lu Gu Lu Tian Road, Gao Xin Kai Fa District, Changsha

WHEREAS:

1.	Changsha Leisen Education Software Co., Ltd. (“Leisen Education”) is a limited liability company duly incorporated in Changsha, the People’s Republic of China (“China”), and validly existing under Chinese laws, and is mainly engaged in developing and manufacturing education software, providing related technical services, the sale of audio products, the retail of electronic publications, and other related businesses;

2.	As of the date of the execution of this Agreement, the Pledgor owns 100% equity interest in the Leisen Education;

3.	The Pledgee is a wholly foreign owned enterprise duly incorporated in Changsha, China and validly existing under Chinese laws;

4.	The Pledgee has entered into various agreements listed in Exhibit 1 hereto (the “Master Liability Agreement”) with the Pledgor; and

5.	To guarantee the performance by the Pledgor and Leisen Education under each of the Master Liability Agreements of his/her/its obligations thereunder, the Pledgor agrees to pledge all his equity interest in Leisen Education as security for the performance by the Pledgor of all of his obligations thereunder, and the Pledgee agrees to accept such security, on the terms and conditions hereof.

NOW, THEREFORE, the Pledgor and the Pledgee unanimously agree to enter into this Agreement according to the following terms:

1.	Definitions

Unless otherwise required herein, the following terms shall have the meaning as follows:

1.1	“Pledged Equity” means the 100% equity interest legally held by the Pledgor in Animation Digital, and all rights and incomes pertaining to such equity interest (including but not limited to any dividend generated under the Pledged Equity).

1.2	“Secured Liabilities” means all obligations or liabilities of the Pledgor incurred under the Master Liability Agreements (including any renewed agreements, amendment agreements and supplemental agreements to the Master Liability Agreements), including but not limited to any consulting fees, content provision costs, development and maintenance costs, interests, default penalties, compensation and expenses for the realization of liabilities that is payable to Pledgee by the Pledgor in connection with the Master Liability Agreements, as well as any losses suffered by the Pledgee due to the breach by the Pledgor, and any other expenses payable.

2.	Pledge of Equity Interest

2.1	To guarantee the performance by the Pledgor and/or Leisen Education of all obligations and liabilities to the Pledgee under the Master Liability Agreements, the Pledgor agrees to pledge the Pledged Equity hereunder to the Pledgee, and the Pledgee agrees to accept the above Pledged Equity as security, on the terms and conditions hereof.

3.	Scope of Security

3.1	The scope of security hereunder shall be subject to the Secured Liabilities defined in Article 1.2.

4.	Duration and Registration of Pledge

4.1	The duration of the pledge starts on the date listed in the record of the pledge of the Pledged Equity hereunder on Leisen Education’s register of members and shall be determined in accordance with the Master Liability Agreements. In the event of any inconsistencies between the term of each of the Master Liability Agreements, the duration of the pledge shall be determined on the basis of the term of the Master Credit Agreement that is due last.

4.2	The Pledgor shall, within 15 business days after this Agreement becomes effective, procure the Target Company to record the pledge of the Pledged Equity hereunder on its register of members pursuant to Article 4.1 of this Agreement, and shall complete all formalities in relation to the registration or filing of the pledge with the department in charge of industrial and commercial administration.

4.3	Should there be any changes in any records of the pledge, which requires for the change of registration according to laws, the Pledgor and the Pledgee shall, within 15 business days after the change of record, complete the formalities for the change of the register of members and the relevant formalities in relation to the change of filing with the department in charge of industrial and commercial administration.

5.	Safe-keeping of Pledge Evidence

5.1	The Pledgor shall, within 15 business days after this Agreement becomes effective, hand over any certificates showing his capital contributions to Leisen Education, and a register of members in which the capital contributions are recorded to the Pledgee for safe keeping.

6.	Representations and Warranties by the Pledgor

6.1	The Pledgor is a Chinese natural person with full capacity for civil conducts, who are entitled to execute this Agreement, and to exercise and perform his rights and obligations hereunder.

6.2	The Pledgor signs and performs this Agreement out of his true intention, and have obtained all necessary lawful authorization. All obligations of the Pledgor hereunder are legal, valid, and enforceable.

6.3	The execution and performance by the Pledgor of this Agreement will not result in any violations or conflicts with the articles of association of Leisen Education, its internal rules, contracts with third parties and the relevant Chinese laws and regulations, or approvals, authorizations, consents and permits of the relevant PRC departments with competent jurisdiction, or rulings and orders of courts.

6.4	The Pledgor is the sole legitimate owner of the Pledged Equity, and has paid all capital contributions subscribed by him according to laws and obtained a capital verification report issued by an accounting firm with appropriate qualifications in respect thereof. The Pledgor is entitled to create the first priority pledge over the Pledged Equity for the Pledgee. There is no dispute over the ownership of the Pledge Equity, nor is there any mortgage right or other security interest created in respect thereof for any third parties. There is no trust or restrictive condition for use with respect to the Pledged Equity. The Pledged Equity has not been lawfully seized, frozen, detained, or put under the custody of any third parties, and is not entitled to any waivers from litigation, implementation, mandatory measures, or other legal proceedings.

6.5	The Pledgor has not had and continued to have any breach or potential breach hereunder, and there is no such risk within his knowledge. The Pledgor has not had and continues to have any breach or potential breach under other contracts to which he is a party, which could have a material adverse effect on the Pledgor, and there is no such risk within his knowledge.

6.6	The Pledgor has observed and performed all the relevant obligations required by any laws applicable to him, and has complied with all authorization and permits applicable to him; there has been no circumstance of the Pledgor which is in violation of any relevant laws, rules, or regulations, and which could have a material adverse effect on the legality, validity, performance, and enforceability of this Agreement.

6.7	To the best knowledge of the Pledgor, there is no legal proceeding or administrative proceeding commenced or taken by any court, arbitration tribunal or any government authority against the Pledgor or his Pledged Equity, nor is there any legal proceeding or administrative proceeding commenced or instituted by any court, arbitration tribunal, or any government or other authority against the Pledgor or his Pledged Equity, and there is no such risk within his knowledge.

6.8	All information disclosed by the Pledgor to the Pledgee (including documents, information, statements and evidence, etc.) are true, complete, accurate, valid, reasonable, not misleading, and does not contain false information, and there is no significant event that must be, but is not disclosed.

7.	Undertakings of the Pledgor

7.1	During the subsistence of this Agreement, the Pledgor undertakes to the Pledgee as follows:

7.1.1	without the prior written consent of the Pledgee, the Pledgor shall not create any other security (whether or not it has priority over the pledge hereunder) or other restrictive conditions over or on all or part of the Pledged Equity;

7.1.2	without the prior written consent of the Pledgee, the Pledgor shall not sell, lease, lend, transfer, assign, offer as gift, re-mortgage, act as custodian of, or otherwise dispose of all or part of the Pledged Equity, or make capital contribution in the form of the Pledged Equity;

7.1.3	The Pledgor shall not use or permit others to use the Pledged Equity to do any act or thing that is in violation of laws or this Agreement; and

7.1.4	Upon receipt of any notice, order, ruling, judgment or other document relating the Pledged Equity from any government authority, judicial authority or arbitration institution of the PRC, the Pledgor shall notify the Pledgee of the same and shall, within the period as required by laws, take all necessary measures and steps to reduce any risk that such notice, order or other document may have on the Pledged Equity. When the Pledgee thinks necessary, the Pledgor shall institute legal actions, arbitrations or administrative actions against the above notice, order or other document, and bear all costs in relation thereto.

7.2	The Pledgor further agrees that any rights obtained by the Pledgee pursuant to the provisions hereof shall not be interrupted nor impeded by any legal proceedings instituted by the Pledgor, or any successors of the Pledgor, or any persons authorized by the Pledgor, or any other persons.

7.3	The Pledgor warrants to the Pledgee that, in order to protect or improve the security for the repayment of the Secured Liabilities herein, he will honestly execute and procure other parties who have an interest in the pledge right to execute all title certificates and contracts required by the Pledgee, and/or perform and procure other interested parties to perform all acts required by the Pledgee, and facilitate the exercise of any rights and authorizations conferred to the Pledgee by this Agreement. The Pledgor will execute all documents in relation to the change of share certificates with the Pledgee or any natural persons or legal persons designated by it, and will provide the Pledgee with all notices, orders and decisions in relation to the pledge right which it thinks necessary within a reasonable time. The Pledgor warrants to the Pledgee that he will, for the interest of the Pledgee, observe and perform all warranties, undertakings, agreements, representations, and conditions. If the Pledgor does not perform or fully perform his warranties, undertakings, agreements, representations and conditions, he will indemnify the Pledgee all losses suffered by it arising therefrom.

8.	Event of Default

8.1	The following events shall be deemed as Events of Default:

8.1.1	the Pledgor fails to perform any of their obligations under the Master Liability Agreements in a timely and sufficient manner, or fail to fully perform any Secured Liabilities as scheduled;

8.1.2	any declaration or warranty made by the Pledgor in Article 6 hereof contains false, fraudulent, or misleading representations or errors;

8.1.3	the Pledgor violates any undertaking set forth in Article 7 hereof;

8.1.4	the Pledgor refuses to complete or willfully delays in completing any of the formalities in relation to the registration and filing of the pledge hereunder, and fails to make rectification in a timely manner within 10 days after the Pledgee makes written request;

8.1.5	the Pledgor violates any other provision of this Agreement;

8.1.6	any external loan, guarantee, compensation, undertaking or other debt liability of the Pledgor (1) is required to be repaid or performed prior to the scheduled date due to any breach; or (2) has been due but cannot be repaid or performed as scheduled, which in the reasonable opinion of the Pledgee, would have adversely affected the ability of the Pledgor in performing his obligations hereunder in substantive aspects;

8.1.7	this Agreement becomes invalid, revocable and unenforceable due to the promulgation of the relevant laws and regulations and the fault of the Pledgor (including omission to act), or the Pledgor cannot continue to perform the obligations hereunder in a timely and sufficient manner;

8.1.8	due to the fault of the Pledgor (including omission to act), all consents, permits, approvals, registration or authorization from or with the government departments that are necessary for this Agreement to be able to be implemented or become lawful or effective have been withdrawn, suspended, lapsed or adversely amended in substantive aspects;

8.1.9	there has been any materially adverse change in the properties of the Pledgor, which, in the reasonable opinion of the Pledgee, would have adversely affected the ability of the Pledgor in performing his obligations hereunder in substantive aspects;

8.1.10	the successor or managing agent of the Pledgor can only perform part of, or refuse to perform, the payment liability under the Master Liability Agreements;

8.1.11	the Pledgor violates any other provision of this Agreement through any act or omission to act;

8.1.12	other circumstances where the Pledgee cannot exercise the right to dispose of pledge right according to the relevant laws and due to the fault of the Pledgor (including omission to act).

8.2	If the Pledgor is aware or discover that any event described in this Article 8.1 or any event which may possibly result in the aforesaid events has happened, he shall immediately notify the Pledgee in writing.

8.3	Unless the Pledgor takes any measure that is to the satisfaction of the Pledgee to rectify the events of default listed in this Article 8.1, the Pledgee may serve a written notice for the exercise of pledge right to the Pledgor at any time when the Pledgor is in default or thereafter, and require the Pledgor to dispose of the Pledged Equity pursuant to the requirements of this Agreement.

8.4	The requirements of default in this Article shall not affect any exercises by the parties of their right to other remedies available under the laws and regulations of China currently in force.

9.	Exercise of the Pledge Right

9.1	Subject to the limitations set forth in Article 8.3 hereof, the Pledgee shall be entitled to exercise the right to dispose of the Pledged Equity at the same time as it issues a written notice for the exercise of pledge right or any time thereafter.

9.2	The Pledgee shall have the right to dispose of all or part of the Pledged Equity hereunder according to statutory procedures (including, without limitations, the conversion of any money from the Pledged Equity pursuant to this Agreement, or the sale of the Pledged Equity through auction or realization of the Pledged Equity), and shall have the right of priority to claim any proceeds from the disposal until all Secured Liabilities are repaid.

9.3	When the Pledgee disposes of the Pledge Equity in accordance with this Agreement, the Pledgor shall not impose any obstacles, and shall offer necessary assistance in this regard so that the Pledgee can realize its pledge right.

10.	Assignment

10.1	Unless with the prior consent of the Pledgee, the Pledgor shall not transfer all or part of his rights and/or obligations hereunder to any third parties.

10.2.	This Agreement shall be binding upon the Pledgor and his successors, and shall be valid and binding upon the Pledgee and each of its successors or assigns.

10.3	The Pledgee may, at any time, transfer all or part of its rights and/or obligations under the Master Liability Agreements to any natural persons or legal persons designated by it, in which case, the assign shall be entitled to and undertake all rights and obligations of the Pledgee hereunder, and the Pledgor shall not raise any objections in respect thereof.

10.4	A new pledge agreement in the form of this Agreement shall be signed between the new parties to the pledge after the pledgee has changed as a result of the transfer.

11.	Termination

This Agreement shall be terminated after all Secured Liabilities have been fully repaid and the Pledgor no longer has to undertake any obligations under the Master Liability Agreements. In this case, the Pledgee shall, within the earliest reasonable and practicable time, cancel the registration of the pledge hereunder.

12.	Handling Fees and Other Costs

12.1	All costs in connection with this Agreement, including, without limitations, legal fees, costs of production, stamp duties and any other taxes and charges, shall be borne by the Pledgor and the Pledgee, respectively, in accordance with the laws and regulations of China. Any cost that is not stipulated by laws and regulations shall be borne by the Pledgor.

12.2	If the Pledgor fails to pay any taxes or charges payable in accordance with this Agreement or the Pledgee has the right to take all possible remedial measures alone due to any other reasons, all costs arising therefrom (including, without limitations, all taxes, handling fees, management fees, litigation costs, attorney’s fees and various insurance premiums in connection with the handling of the pledge right) shall be borne by the Pledgor.

13.	Force Majeure

13.1	An “Event of Force Majeure” means any event that is beyond the reasonable control of a party and that is unavoidable even though the party so affected gives reasonable attention to it, including but not limited to acts of government, fire, explosions, geographical changes, typhoons, floods, earthquakes, tidal, lightning or wars. However, the shortage of credit, capital or financing shall not be deemed as force majeure. Any party affected by the Event of Force Majeure who seeks to excuse the obligations under this Agreement or any provisions hereof shall promptly notify the other party advising of the excuse and the steps it will take to complete such performance.

13.2	When the performance of this Agreement is delayed or prevented due to the “Event of Force Majeure” defined above, the party so affected shall not be required to assume any liabilities hereunder, provided that it makes all reasonable and practicable effort to perform this Agreement or to minimize the impact of force majeure and to the extent that it is within the scope of the delay or prevention. Once the causes of such excuses are cured and remedied, the parties agree to resume the performance of this Agreement with their greatest efforts.

14.	Dispute Resolution

14.1	This Agreement shall be governed by and construed in accordance with the laws of China.

14.2	The parties shall resolve any disputes arising out of or in connection with the interpretation and performance of this Agreement through friendly consultation. If, however, the parties fail to resolve such disputes, any party may submit the Dispute to China International Economic and Trade Arbitration Commission, South China Sub-Commission, for arbitration. The seat of arbitration shall be Shenzhen. The arbitration shall be conducted in Chinese. The arbitral award shall be final and binding upon the parties.

15.	Notice

All notices or other communications required to be given by a party pursuant to this Agreement shall be made in Chinese, and shall be deemed to have been duly served if delivered by hand, or sent by registered mail or prepaid mail, recognized courier services, or facsimile transmission to the party concerned or both parties at the following correspondence addresses.

Pledgee: Changsha Little New Star Animation Digital Technology Co., Ltd.

Address: 3/F, Block 5, Xiangshu Yuan, 8 Lu gu Lu Tian, Gao Xin Kai Fa District, Changsha

Fax Number: 0731-82682660

Telephone Number: 0731-85554706

Pledgor A: Dong Xu

Address: A4-4A Cuihai Huayuan, Qiaoxiang Road, Futian District, Shenzhen

Telephone Number: 755-83432801

16.	Modification, Discharge and Interpretation of this Agreement

16.1	This Agreement may be amended, supplemented or discharged after a written consent is given by the parties and all necessary authorizations and approvals are obtained by the parties, respectively; the exhibits or appendices of this Agreement and any amendments and supplements thereto shall be an integral part of this Agreement.

16.2	The validity of any provision of this Agreement shall be independent from each other. The invalidity of any particular provision shall not affect the validity of the other provisions hereof.

17.	Effectiveness and Miscellaneous

17.1	This Agreement is signed and shall become effective as of the day first written above.

17.2	This Agreement is executed in Chinese in 3 originals. Each of the signing parties shall keep one original, and the remaining original shall be submitted for registration and filing.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed by their respective duly authorized signatories on the day first above written.

(This is the signature page and does not contain texts.)

Pledgor: Dong Xu

By: /s/ Dong Xu

Pledgee: Changsha Little New Star Animation Digital Technology Co., Ltd. (Chop)

[Chop of Changsha Little New Star Animation Digital Technology Co., Ltd. is affixed]

Legal Representative (Authorized Representative): /s/ Benguo Tang

Exhibit 1:

Content Services Agreement

Software Development and Maintenance Agreement

Exclusive Technical Support and Consulting Services Agreement